UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2024

Commission File No.: 001-38909

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AGBA GROUP HOLDING LIMITED

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AGBA Tower
68 Johnston Road
Wanchai, Hong Kong SAR
(Address of Principal Executive Offices.)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Information Contained in this Form 6-K Report

Notice of AGBA Group Holding Limited Extraordinary General Meeting of Shareholders and proxy card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGBA GROUP HOLDING LIMITED
By:	/s/ Shu Pei Huang, Desmond
	Name:	Shu Pei Huang, Desmond
	Title:	Acting Group Chief Financial Officer

Dated: September 5, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of AGBA Group Holding Limited Extraordinary General Meeting of Shareholders
99.2	Proxy Card (included in Exhibit 99.1 as Annex F)

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